

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2023

Jay L. Schottenstein
Chief Executive Officer, Chairman of the Board and Director
American Eagle Outfitters, Inc.
77 Hot Metal Street
Pittsburgh, PA 15203

      **Re: American Eagle Outfitters, Inc.**
            **Form 10-K for Fiscal Year Ended January 28, 2023**
            **Filed March 13, 2023**
            **Form 10-Q for Fiscal Quarter Ended July 29, 2023**
            **Filed September 6, 2023**
            **Item 2.02 Form 8-K filed September 6, 2023**
            **Response dated September 6, 2023**
            **File No. 001-33338**

Dear Jay L. Schottenstein:

      We have reviewed your September 6, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 1, 2023 letter.

Form 10-Q for Fiscal Quarter Ended July 29, 2023

Financial Statements
Note 12. Segment Reporting, page 25

1.     We read your response to comment 4 and the disclosure revisions you made. Please remove total adjusted operating income, a non-GAAP measure, from your financial statements. Show us your revised disclosure. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 30

2.      We read your response to comment 2 and the disclosure revisions you made.  In circumstances where there is more than one business reason for a change between periods, please quantify the incremental impact of each individual business reason discussed on the overall change in the line item.  For example, when discussing the period over period reasons for changes in each segment's adjusted operating income and general corporate expenses, you do not appear to provide quantification of the business reasons you note or discuss why SG&A costs and depreciation and amortization at the segment level were higher in the current period.  Please provide us your revised disclosures.  Refer to Item 303 of Regulation S-K.  Also, use consistent terminology throughout your filings and refer to each segment's measure of profit as adjusted operating income, like you do in the segment footnote to your financial statements.

Item 2.02 Form 8-K filed September 6, 2023

Exhibit 99.1, page 8

3.      You present total segment net revenue, total segment adjusted operating income and total adjusted operating income in your Item 2.02 Form 8-K.  Please either remove these non-GAAP measures or provide the disclosures required by Item 10(e) of Regulation S-K.  Show us your revised disclosure.  Refer to Item 10(e) of Regulation S-K and Question 104.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

        You may contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if you have questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Trade & Services